Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated November 25, 2002

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

THE COURTYARD, 2-4 LONDON ROAD, NEWBURY, BERKSHIRE, RG14 1JX, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40–F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐          No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3–2(b): 82

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-10762) AND REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                This Report on Form 6-K contains a press release issued by Vodafone Group Plc on November 25, 2002, entitled “VODAFONE GROUP EXECUTIVE COMMITTEE”.

2002/084

25 November 2002

VODAFONE GROUP EXECUTIVE COMMITTEE

Vodafone Group Plc (“Vodafone”) announces today that Brian Clark has been appointed Chief Executive of Vodafone’s new Asia Pacific Region with effect from 1 January 2003. The Asia Pacific Region comprises all of Vodafone’s interests in Japan, Australia, New Zealand, China, India and Fiji. Brian Clark will be based at the Regional Headquarters in Tokyo, Japan. Prior to joining Vodafone in 1997, Brian Clark was Chief Executive Officer of Telkom (Pty) Ltd in South Africa. He is currently a member of the Group Executive Committee and Chief Executive of Vodafone’s Pacific Region.

Bill Keever, currently Chief Executive of Vodafone’s Asia Region, has decided to retire and will leave the company in the first half of 2003. He has made a significant contribution to the growth of the Group, firstly with the successful merger of AirTouch and more recently the integration and reorganisation of Japan Telecom and J-Phone.

These changes to the composition of Vodafone’s Group Executive Committee will not alter the Group’s segmental analysis of its financial results. All direct reports for both regions will, from 1 January 2003, report to Brian Clark as Chief Executive of the Asia Pacific Region.

- ends -

For further information contact:

Vodafone Group Plc

Tim Brown, Group Corporate Affairs Director

Melissa Stimpson, Director of Group Investor Relations

Bobby Leach, Head of Group Financial Media Relations

Darren Jones, Senior Investor Relations Manager

Tel: +44 (0) 1635 673 310

Tavistock Communications

Lulu Bridges/John West

Tel: +44 (0) 20 7600 2288

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: November 25, 2002	By: /s/ S R SCOTT
	Name:	Stephen R. Scott
	Title:	Company Secretary